UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)

IMMUCOR, INC.

(Name of Subject Company)

IMMUCOR, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

452526106

(CUSIP Number of Class of Securities)

Joshua H. Levine

President and Chief Executive Officer

Immucor, Inc.

3130 Gateway Drive

Norcross, Georgia 30071

(770) 441-2051

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Person Filing Statement)

With copies to:

C. William Baxley

John D. Capers, Jr.

King & Spalding LLP

1180 Peachtree Street, N.E.

Atlanta, Georgia 30309

(404) 572-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Immucor, Inc., a Georgia corporation (the “Company”), on July 15, 2011.

The Statement relates to the offer by IVD Acquisition Corporation, a Georgia corporation (“Purchaser”) and a wholly owned indirect subsidiary of IVD Holdings Inc., a Delaware corporation (“Parent”), which is controlled by TPG Partners VI, L.P., a Delaware limited partnership (the “TPG Fund”), as disclosed in the Tender Offer Statement on Schedule TO, dated July 15, 2011, to purchase for cash all of the issued and outstanding shares of common stock, par value $0.10 per share, of the Company at a purchase price of $27.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 15, 2011, and in the related Letter of Transmittal.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 8. Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented by inserting the following new paragraph under the heading “Additional Information—Litigation” beginning on page 45 of the Statement:

“On July 21, 2011, a fifth putative class action challenging the proposed Transaction was filed by a purported shareholder of Immucor. This is the second case filed in the Superior Court of Gwinnett County for the State of Georgia, and is captioned as Gilbert Rosenthal v. Immucor, Inc., et al., Civil Action No. 11A079463. The action is brought on behalf of public shareholders of Immucor and names as defendants Immucor, seven current directors of Immucor, one former director of Immucor, and TPG’s affiliates, IVD Holdings Inc. and IVD Acquisition Corporation. The action asserts claims for breaches of fiduciary duties against the Immucor board of directors in connection with the proposed Transaction, and a claim for aiding and abetting the purported breaches of fiduciary duties against the TPG affiliates. The plaintiff seeks, among other things, a declaration that the action is maintainable as a class action, preliminary and permanent relief, including injunctive relief enjoining the consummation of the proposed Transaction, rescission of the proposed Transaction to the extent it is consummated prior to the entry of a final judgment, and costs, expenses and disbursements of the action.”

Item 9. Exhibits.

Item 9, “Exhibits,” is hereby amended and supplemented by inserting the following exhibit thereto:

“(a)(21)	Complaint filed by Gilbert Rosenthal, on behalf of himself and all others similarly situated, on July 21, 2011, in the Superior Court of Gwinnett County, State of Georgia (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO of Parent and Purchaser, filed with the SEC on July 25, 2011)”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

IMMUCOR, INC.

By:	/s/ Philip H. Moïse
Name: Title:	Philip H. Moïse Executive Vice President and General Counsel

Dated: July 25, 2011